UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

GLOBAL ACQUISITIONS CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

379413107
(CUSIP Number)

James M. Askew
600 Travis Street, 50th Floor Houston, Texas 77002
(713) 392-4408
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379413107	Schedule 13D	Page 2 of 7

1.	Name of Reporting Person James M. Askew
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,134,912 shares*
	8.	Shared Voting Power -0- shares
	9.	Sole Dispositive Power 1,134,912 shares*
	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,912 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person IN

* All percentages are based on 7,153,513 shares of Common Stock outstanding as of July 3, 2024, as confirmed by the Issuer’s transfer agent on such date. Represents shares of Common Stock issuable upon exercise of the Warrants as of the date of this filing and within sixty days hereafter (defined and discussed below).

CUSIP No. 379413107	Schedule 13D	Page 3 of 7

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Global Acquisitions Corporation, a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 6730 South Las Vegas Boulevard, Las Vegas, Nevada 89119.

Item 2. Identity and Background

(a) This Statement is being filed by James M. Askew, an individual, the “Reporting Person”.

(b) Mr. Askew’s business address is 600 Travis Street, 50th Floor, Houston, Texas 77002.

(c) James M. Askew is an entrepreneur and investor and also serves as Chairman and CEO of Data Gumbo Intelligent Systems, Inc., Sustain Capital Partners, LLC and Sustain Intelligent Data, LLC.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On July 3, 2024, the Issuer granted Mr. Askew warrants to purchase up to 2,269,583 shares of Common Stock at an exercise price of $0.397 per share, and a term through July 3, 2029, in connection with the entry into a Consulting Agreement with the Issuer and in consideration for services rendered (the “Warrants”). The Warrants were fully earned upon issuance. The Warrants include cashless exercise rights and were evidenced by a Warrant to Purchase Common Stock (the “Warrant Agreement”). A total of 1,134,791 of the warrants may not be exercised until July 3, 2025.

Prior to the grant of the Warrant, Mr. Askew held 120 shares of common stock of the Issuer.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 379413107	Schedule 13D	Page 4 of 7

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person retains the right to change his investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Warrant Agreement, and a consulting agreement entered into between the Reporting Person and the issuer dated July 3, 2029, pursuant to which the Warrants were granted to the Reporting Person, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

CUSIP No. 379413107	Schedule 13D	Page 5 of 7

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
A*	Warrant to Purchase Common Stock issued to James M. Askew by Global Acquisitions Corporation effective July 3, 2024

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2024

/s/ James M. Askew
James M. Askew